Goldman, Sachs & Co.

200 West Street

New York, New York 10282

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

May 14, 2013

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington D.C. 20549

Attention: Barbara C. Jacobs

Re:	Tableau Software, Inc. (the “Registrant”)

Registration Statement on Form S-1

File No. 333–187683

Ladies and Gentleman:

In connection with the above-captioned Registration Statement, we wish to advise that between May 6, 2013 and the date hereof 9,827 copies of the Preliminary Prospectus dated May 6, 2013 were distributed as follows: 3,909 copies to prospective underwriters/dealers; 4,662 copies to institutional and other investors; and 1,256 copies to others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00 p.m. Eastern Time on May 16, 2013, or as soon thereafter as practicable.

[Signature Page Follows]

U.S. Securities and Exchange Commission

Very truly yours,

GOLDMAN, SACHS & CO. MORGAN STANLEY & CO. LLC

Acting on behalf of themselves and as the Representatives of the several Underwriters.

GOLDMAN, SACHS & CO.

By:	/s/ Adam T. Greene
Goldman, Sachs & Co.
Name: Adam T. Greene
Title: Vice President

MORGAN STANLEY & CO. LLC

By:	/s/ David Chen
Morgan Stanley & Co. LLC
Name: David Chen
Title: Managing Director

[Signature Page to Underwriters Acceleration Request]